August 13, 2007

Mail Stop 4561

Via U.S. Mail and Fax (212-785-5867)
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

> RE: **China Agro Sciences Corp.**
> **Forms 10-K and 10-K/A for the period ended September 30, 2006**
> **Filed January 16, 2007 and January 24, 2007**
> **File No. 0-49687**

Dear Mr. Wang:

We have reviewed your response letter dated August 9, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A – Risk Factors, page 8

1.   Related to our prior comments regarding credit risk, please tell us what financial and other information of Jilin Ruiye Pesticide Co. you plan to include in future filings to help an investor assess the business risk related to having only one customer.

Financial Statements – General

2.   We have reviewed your responses to prior comment 3. Paragraph 15 of SFAS
        141 requires that the acquiring entity be identified in all business combinations.
        Please identify for us the accounting acquirer in the transaction in which DHC
        acquired Ye Shun and the transactions in which Ye Shun acquired Runze, based
        on the criteria in paragraphs 16 and following of SFAS 141.

3.   We have reviewed your response to prior comment 4 and reissue our comment in
        its entirety. You state that the financial statements of Ye Shun would be identical
        to those of the company for 2006 and that the financial statements of Ye Shun and
        Runze would be identical for 2005 and 2004. However, comment 1 above not
        withstanding, Ye Shun does not begin consolidating Runze until November of
        2005 and the registrant does not begin consolidating Ye Shun until April 2006.

4.   We have reviewed your response to prior comment 5.   Please clarify to us your
        intended accounting for the grant under U.S. GAAP. Specifically clarify why the
        grant should be accounted for as a reduction of fixed assets. In addition, clarify
        how you plan to restate your financial statements to properly account for the
        grant.

Note 9 Risk Factors, F-8

5.   We have reviewed your response to prior comment 7. We do not agree that
        parent only financial statements would be identical to your consolidated financial
        statements. Please include Schedule I parent only financial statements in
        accordance with Rule 5-04(c) of Regulation S-X in your amended Form 10-K.

        Please respond to the comments included in this letter within ten business days. If
you have any questions, you may contact William Demarest at (202) 551-3432 or me at
(202) 551-3780.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant